Exhibit 99.1

 Q4 2023PRESENTATION  February 22, 2024

 Forward Looking Statement  This announcement and related discussions include forward looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected impact of statements by Saudi Aramco, expected increase in Adjusted EBITDA and expected Adjusted EBITDA, contract backlog, contract extensions, options, LOIs and LOAs, backlog, contract coverage for 2024 and expected increase in contract coverage, expected changes to the economics of our contracts, and potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rigs “Vale” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, statements about our financing strategy and evaluation of options to improve our capital structure, the optimization of our liquidity and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due in 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vale” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we do not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare and risks described under "Going Concern" and other risks described in our working capital statement, included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required, risk relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense and amortization of deferred mobilization costs and revenue. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Company Overview and Highlights  1 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  2 Contracted fleet based on delivered fleet of 22 rigs  3 Total Recordable Incident Frequency (MTC + RWC + LTI + FAT) x 1,000,000 / Total Manhours as of 31 Dec 23 on a 12 months rolling average  4 Average technical uptime for full year 2023.  3  International Footprint and Diversified Portfolio  Asia  7  Contracted  22  Middle East  5  West Africa  3  1  North Sea  Mexico  2  6  Underconstruction  2  2  Adj. EBITDA FY 2023  $350.5m  Borr Saga  Rig of the Year  Q4 2023 Highlights  Operational Excellence  Adj. EBITDA Q4 2023  $105.9m  TRIF30.65  Tech. Uptime498.7%  Contracted Fleet2  100%  Borr Skald  Best TRIR  Adj. EBITDA Q4 2023  48%  Margin1

 Key Financials Q4 2023  Commentary  Total operating revenues increased due to all 22 rigs in the fleet now contracted and operating during the quarter and better economic utilization for the rigs in our JV operations  Rig operating and maintenance expenses increased on the back of an increase in operating days and higher amortisation of deferred costs  This led to an increase in Operating income by 26% quarter on quarter  Net income impacted by higher net financing expenses due to debt extinguishment fees for the refinancing of the Company’s secured debt and lower Income tax expense due to releases of legacy tax provisions  Significant improvement to Adjusted EBITDA of 20% quarter on quarter  In $ million   Q4 2023  Q3 2023  Change ($)  Change (%)  Total operating revenues  220.6  191.5  29.1  15%  Rig operating & maintenance expenses  (98.5)  (85.8)  (12.7)  15%  Total operating expenses  (140.1)  (127.8)  (12.3)  10%  Operating income  80.7  63.8  16.9  26%  Net income  28.4  0.3  28.1  -  Adjusted EBITDA  105.9  88.2  17.7  20%                 Cash and cash equivalents  102.5  94.4  8.1  9%  Total assets  3,080.1  3,044.3  35.8  1%  Total liabilities  2,096.1  2,126.2  (30.1)  (1%)  Total equity  984.0  918.1  65.9  7%  Quarterly Revenue progression ($m)  Quarterly Adjusted EBITDA progression ($m)

 1 Keppel Newbuilds loan represents seller’s financing assumed drawn down at delivery of the Company’s two remaining newbuilds to be delivered 2H 2024.  Adjusted EBITDA guidance shows ability to de-lever balance sheet and distribute meaningful value to shareholders  Post-refinancing amort. and maturity profile  5  Annual Adjusted EBITDA progression  ’24   ‘25  ‘27  ‘26  ‘28  ‘29  ‘30  2030 Notes  2028 Notes  Convertible Bond  Keppel Newbuilds1  $ million  $ million

 Utilization is high and reaching prior cycle peak levels  Source: Petrodata by S&P Global as on 20 Feb 2024  6

# Supply Constrained Market Remaining Tight

Modern Rig Availability is Tight ... + Limited additional supply = ...and headed towards undersupply



Current Supply and Demand[1]
Orderbook deliveries within 24 months[2]
Demand outlook 24 months[3]
325
=
35
30
25
20
15
10
5
-
(5)
(10)
325
(309)
16
(6)
10
15
(1)
(8)
16
(20 - 25)
(4 - 9)
Marketed Supply
Demand
Available
Uncompetitive
Adjusted Available
Orderbook
Future Contracted
Uncompetitive or >24mo
Future Available
Visible Demand
Market Balance

Source: Petrodata by S&P Global as on 20 Feb 2024, Fearnley Offshore and Company data

[1] Uncompetitive are units stacked for over 3 years, affected by sanctions or geographically stranded.

[2] Newbuilds data based on Fearnley Offshore projected number of 3 to 6 newbuild rigs expected to reach the market within 24 months

[3] Visible Demand based on company data considering customer open tender, market surveys and indications

Improving rates and earnings visibility  Strong contracting performance  2024 coverage reaching 90%  1. New mutual contracts and LOAs including mobilization revenues, excluding unexercised options  2. Average dayrate is derived from Revenue Backlog, which is Including LOAs, LOIs, five rigs operating in Mexico under a JV on 100% dayrate basis and mobilization revenues, excluding unexercised options, divided by number of contracted days.   8  2023 YE  2024 YTD  100%  100%  Contracted Fleet  12  3  New Contracts1  $728m  $82m  Backlog  $161k  $166k  Avg Day Rate2

 9  In Conclusion  Supply constrained jackup market  Strong market utilization with robust outlook  87% fleet coverage in 2024 at market leading rates  2024 guidance underpinned by solid contract portfolio  Recognized, at the core of the company  Leaders in safety and operational excellence  Including deleveraging feature  Long-term capital structure in place  $0.05/share for 2 consecutive quarters  Quarterly dividend distributions established                 1  2  3  4  5

 10